EXHIBIT 12.1

EXPRESS SCRIPTS HOLDING COMPANY

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income from continuing operations before income taxes(1)	$594.1	$629.3	$3,012.0	$2,188.5	$2,027.1	$1,908.7	$1,308.4
Add:
Interest expense(2)	124.5	148.4	529.1	619.0	299.7	167.1	194.4
Estimated interest component of rental expense	5.1	5.8	20.7	34.5	10.1	13.4	9.3
Subtract:
Income attributable to non-controlling interest	(6.2)	(5.1)	(28.1)	(17.2)	(2.7)	—	—
Income as adjusted	$717.5	$778.4	$3,533.7	$2,824.8	$2,334.2	$2,089.2	$1,512.1
Fixed charges:
Interest expense(2)	124.5	148.4	529.1	619.0	299.7	167.1	194.4
Estimated interest component of rental expense	5.1	5.8	20.7	34.5	10.1	13.4	9.3
Total fixed charges	$129.6	$154.2	$549.8	$653.5	$309.8	$180.5	$203.7
Ratio of Earnings to Fixed Charges	5.5	5.0	6.4	4.3	7.5	11.6	7.4

(1)	Consists of income from continuing operations before income taxes adjusted to include distributed equity income from joint venture.
(2)	Interest expense for the three months ended March 31, 2013 and the year ended December 31, 2013 excludes $67.0 million of interest expense related to the redemption of ESI’s $1,000.0 million aggregate principal amount of 6.250% senior notes due 2014.

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.